6/11

02034792

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Prospector Int'l Resources

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUN 19 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3258 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 6/13/02

BEST AVAILABLE COPY

82-3258

Prospector
International Resources Inc.

AR/S
12-31-01

Report and Consolidated Financial Statements

for

The Fiscal Years Ended 31st December, 2000 & 2001

02 JUN 11 AM 11:15

PROSPECTOR CONSOLIDATED RESOURCES INC.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE is hereby given that the Annual General Meeting of the Members of **Prospector Consolidated Resources Inc.** (the "Company") will be held Suite 704, 525 Seymour Street, Vancouver, BC, V6B 3H7 on **June 24, 2002** at the hour of 10:00 a.m. (Vancouver time) (the "Meeting") for the following purposes:

1. **TO** receive and consider the Report of the Directors.

2. **TO** receive and consider the Audited Financial Statements of the Company for the fiscal period ending December 31, 2001, together with Auditor's Report thereon.

3. **TO** appoint an Auditor of the Company for the ensuing year; **AND FURTHER TO** authorize the Directors of the Company to fix the remuneration to be paid to the Auditor.

4. **TO** fix the number of Directors of the Company for the ensuing year at five (5) persons; **AND FURTHER TO** authorize the Board of Directors, in its discretion, to appoint from time to time, additional Directors to hold office until the next annual general meeting of the Company or until their successors are appointed, in accordance with the *Company Act* of British Columbia and the Company's Articles.

5. **TO** elect Directors for the ensuing year to hold office until the next annual general election of Directors or until their successors be elected or appointed in accordance with the *Company Act* of British Columbia and the Company's Articles.

6. Subject to regulatory approval if necessary, **TO** authorize the Directors of the Company, in their sole discretion, to negotiate and conclude such negotiations for the sale by way of private placement of in excess of 20% of the Company's then issued and outstanding share capital; **AND FURTHER TO** approve the allotment and issuance of securities of the Company to the purchasers of such securities pursuant to the aforementioned private placement, subject to any conditions or restrictions which may be imposed by the regulatory authorities on such securities.

7. **TO** approve the granting of incentive stock option agreements to the Insiders of the Company subsequent to the financial year end, as more particularly described in the attached Information Circular.

8. **TO** approve the future granting of Options of the Company in such amounts and at such prices as may be permitted by the regulatory authorities; **AND FURTHER TO** approve the renegotiation of existing Options in amounts and at prices acceptable to the regulatory authorities; **AND FURTHER TO** approve the issuance of shares upon exercise of such Options.

9. **TO** ratify the actions of the Directors and Officers carried out on behalf of the Company during the preceding year.

All of the above matters are more fully described in the accompanying Information Circular under the heading "Particulars of Matters to be Acted Upon".

Members of record on the Company's books at the close of business on May 6, 2002 are entitled to notice of and to vote at the Meeting or at any postponement or adjournment thereof. Pursuant to the Company's governing documents, each share of common stock is entitled to one vote.

If you are unable to attend the Meeting in person, please read the Notes accompanying the Instrument of Proxy enclosed herewith and then complete and return the Instrument of Proxy within the time set out in the Notes. As set out in the Notes, the enclosed Instrument of Proxy is solicited by Management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting. **WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED INSTRUMENT OF PROXY. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH TO DO SO, EVEN THOUGH YOU HAVE SENT IN YOUR INSTRUMENT OF PROXY.**

DATED at Vancouver, British Columbia, on the 10th day of May, 2002.

BY ORDER OF THE BOARD

"Peter Bryant"

PETER BRYANT,
President and Director

PRESIDENT'S REPORT TO SHAREHOLDERS

Once again it is my pleasure to present to you the audited financial statements for the financial year ended 31st December, 2001, and to report to you on your Company's activities during the past year and the year to date.

Junior resource companies, for the most part, remained in the doldrums for the greater part of the year. Your Company was no exception. In order to better position the Company to raise new funds, the Company completed a 1 for 9 consolidation in September, 2002, and subsequently changed its name to Prospector Consolidated Resources Inc. It began trading under its new symbol "PRR" on 11th September.

Following this, in November the Company completed shares for debt arrangement with certain of its creditors whereby they took shares in the Company in settlement of outstanding indebtedness in the amount of $53,999.61. Subsequently it completed a private placement to raise $132,500 to provide it with working capital to meet ongoing corporate overhead and funds for asset acquisition investigations.

No work was carried out on the Company's properties in 2001 due to the lack of funds and the need to restructure the Company to keep it alive. Your Board firmly believed that the day would come which would see better times for gold exploration companies and wanted to be in a position to take advantage of this.

I am pleased to report that these days finally seem to be here. Gold, which traded in the US $255 to US $280 range for most of the year, broke its ten year long term down trend in March 2002 when it passed US $295 and has been trading in the US $300 to US $312 range ever since. While the benefits of this have been reflected in the share prices of most of the major producers, we are just starting to see this in some of the junior exploration companies which have better gold properties and which, I am pleased to report, includes your Company as discussed in more detail below.

Recent Developments

In January 2002 the Company completed the acquisition of a 100% interest in a block of claims located in the Otish Mountain diamond area of central Quebec as a strategic step in establishing a presence in the emerging Quebec Otish diamond play. The property is situated approximately 45 kilometres west of the kimberlite discoveries made by Ashton Mining/Soquem and immediately adjacent to the west of the Majescor/BHP Portage property.

Later the same month the Canadian Venture Exchange accepted for filing a sub-option agreement the Company had entered into with Denstone Ventures Ltd. to acquire a 60% interest in the *Corhill* Property in the Great Bear Lake area of the Northwest Territories. This property is the subject of two separate option agreements which Denstone has to acquire a 100% interest in two exploration permits and two mineral claims.

The two exploration permits and two mineral claims cover 42,460 acres and are located approximately 160 kilometres west of the Coronation Gulf Diamond District that includes recent diamondiferous kimberlite discoveries by Ashton Mining of Canada Inc. The *Corhill* Property is located on the northeast shore of Great Bear Lake, 430 kilometres northwest of Yellowknife. Port Radium is located 80 kilometres to the south.

Previous work conducted on, and immediately east of the property, consisted of one regional till sample line. A series of 5 kilometre spaced, 25 kg till samples were acquired and found to contain kimberlitic indicator minerals that include G-9 garnets and chrome-diopside. Both companies feel that the property is prospective for diamonds and will conduct a minimum $150,000 exploration program commencing as soon as conditions allow.

In addition to the diamond potential of the property, the exploration permit and claims overlie a 12 kilometre strike length of the Fault River fault where numerous high grade gold and platinum group metal (PGE) occurrences are located. These documented showings will also be evaluated as part of the overall exploration program.

In April, 2002, the Company announced that it had entered into a formal agreement which gives it an exclusive option to acquire a 100% interest in the McVicar Lake Gold Property in Ontario.

The property comprises 124 claim units totalling 1984 hectares (4,762 acres) and is located in the Uchi Subprovince of Ontario within the McVicar Lake Greenstone Belt and lies approximately 150 kilometres east of Red Lake and 80 kilometres west of Pickle Lake. This area, from the prolific mining town of Red Lake to Pickle Lake, has seen production of approximately 25 million ounces of gold in the last 100 years. BHP Minerals Canada Limited ("BHP") carried out various exploration programs on the Property from 1984 to 1993, expending approximately $2,5 million in total exploration. During this nine year period, BHP undertook geological mapping, prospecting, airborne and ground geophysics and diamond drilling culminating in the discovery of at least six significant gold zones within three distinct geological environments.

Gold is contained in a variety of geological settings that includes structural control, typified by zones of intense shearing and alteration (sericite, fuchsite, and silica) with disseminated pyrite. Examples from previous work include the *AZ* zone drill intersection of 33.0 g/t Au over 1.86 metres, *NF* zone drill intersection of 8.2 g/t Au over 1.0 metre and *Shonia* zone drill intersection of 24.8 g/t Au over 1.1 metres and 56.5 g/t Au over 0.6 metres. Gold is also found in a porphyry intrusion with gold values occurring with disseminated pyrite within a tonalitic intrusion. The Sor Lake Sill is highly anomalous in gold over an area of approximately 100-300 metres wide by 2000 metres long. The zone is typified by several narrow, high grade zones (up to 23.0 g/t Au) that occur within this unit. Gold values of 3 to 5 g/t Au are not uncommon and correlate directly with the percentage of pyrite. The final gold setting is that of lode gold veins. These are typically high grade gold in quartz veins having returned channel samples up to 578 g/t Au, 533 g/t Au and 412 g/t Au.

The Company has begun an extensive geological compilation of all BHP data available from past work on the Property. The compilation is budgeted at $55,000 and is anticipated to take 3 to 4 weeks. Once this has been completed and spring break-up conditions permit, the Company plans on commencing Phase 1 work program on the Property.

Of significance, a new vein referred to as the "Cliff Vein", assayed 70.0 g/t (2.0 oz./t) Au from a grab sample has been discovered. The Cliff Vein is parallel to and 50 metres away from the "Chellow Vein", which yielded assays of 578 g/t (16.9 oz./t), 534 g/t (15.6 oz./t) and 413 g/t (12.0 oz./t) Au from three different channel sample sites 25 metres apart. These smoky-grey, "lode" veins have been documented to contain significant visible gold on surface. The "Chellow and Cliff" veins are open along strike and will be the focus of an intense trenching/stripping program and follow up diamond drilling over the next couple of months.

Termination of claims

Subsequent to the year end, in March 2002, the Company terminated the option it had to acquire a 70% interest in the Rude Creek claims in the Yukon Territory in favour of concentrating its exploration effort on its Coffee Creek property in the Yukon which it believes has greater potential as an early stage exploration project. At the same time the Company settled an obligation it has to pay the Optionor $100,000 on the Coffee Creek property in December 2002, by issuing 100,000 shares at a deemed price of $40,000.

Planned exploration work on the Coffee Creek property in the current year will consist of soil grid infill and extension followed by mechanised trading.

Financing

The Company has completed two financings in recent months. One in November, 2001, for $132,500 as mentioned above, and another in April 2002 to enable it to meet its immediate obligations on the McVicar Lake Gold Property in Ontario and to provide funds for ongoing corporate overhead. The Company is presently holding discussions with a number of parties with a view to raising further funds by way of a combination of flow-through and common shares for its 2002 budgeted summer work programs.

Personnel

In February, 2002, the Company was pleased to welcome Mr. Robert McIntosh to the Board. Mr. McIntosh has been appointed Vice President in charge of Exploration. He is a consulting geologist by profession and has over 19 years experience in resource exploration and corporate development. His work experience includes the design, implementation, execution and management of work programs in precious and base metals, diamonds, and oil & gas, in Canada, the United States and abroad, for both public and private companies. He has been involved in and managed exploration programs for diamonds for various public companies and clients in the Northwest Territories and Nunavut since 1993.

Also in February, the Company appointed Mr. Geoffrey Goodall, President of Global Geological Services Inc., as consulting geologist to oversee the Company's proposed exploration programs on its recently acquired *Corhill* Au-PGE-Daimond Project in the Great Bear Lake area, NWT and its Otish Mountain Diamond Prospect in Quebec. While the emphasis of the program on the *Corhill* property will be on kimberlite exploration, the previously identified Au-PGE anomalies at the Rah prospects will be re-assed as part of the program.

Mr. Goodall is a member of the Association of Professional Engineers and Geoscientists of British Columbia and graduated from the University of British Columbia with a Bachelor of Science degree in geology in 1984. In his career to date he has been involved in mineral exploration for gold, silver, copper, molybdenum, platinum, group elements, base metals and uranium in Canada, the United Stares, Mexico, Argentina, Ghana and the Solomon Islands.

In April 2002, the Company retained the services of Eveleigh Geological Consulting to conduct all exploration work on its McVicar Lake Gold property in Ontario under the auspices of Aubrey Eveleigh, P.Geo. Eveleigh Geological Consulting is a mineral exploration service company based in Thunder Bay, Ontario with a staff of geologists, field technicians and prospectors as well as full office support staff.

Investor Relations

Investor Relations is always a difficult matter. There are so many people out there offering so called "*Investor Relations*" who simply take your money and do nothing. Needless to say, they do not last long. However, when a company has a genuine story to tell it needs these people to disseminate this information to the investing public.

Up until recently your Company's Investor Relations were handled by management. However, in March the Board recognised the need to engage a professional group to handle these matters and engaged Providence Ventures Inc., dba Jordan Morris Financial Services, on a three month trial basis. The Board is pleased to advise that this relationship is working well and, subject to any unforeseen circumstances, will be continued beyond the three month trial basis.

Additionally, we would encourage shareholders to visit our web site at www.prospectorint.com where complete details and maps of the Company's properties can be found.

The Future

Although it is still early days your Board believes that we are at the beginning of an era which will see a sustained gold price above $300/oz and one which will go even higher. This can only benefit junior exploration such as ourselves. Accordingly, we are entering this new year with much greater optimism than we have seen in many years and are looking forward to an interesting and rewarding year.

Once again, on behalf of the Board of Directors, I would like to thank you all for your continued and loyal support.

Signed "Peter Bryant"

Peter Bryant
President

10th May, 2002

PROSPECTOR CONSOLIDATED RESOURCES INC.

INFORMATION CIRCULAR

For the Annual General Meeting To Be Held on June 24, 2002

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of **PROSPECTOR CONSOLIDATED RESOURCES INC.** (the "Company") for use at the Annual General Meeting (the "Meeting") of the Members of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting of Members, and at any adjournment thereof. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. The Company does not reimburse Members, nominees or agents for the cost incurred in obtaining from their principals authorization to execute instruments of proxy.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy (the "Proxy") are directors of the Company. **A MEMBER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM/HER/IT ON HIS/HER/ITS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED PROXY. TO EXERCISE THIS RIGHT, A MEMBER SHALL STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS/HER/ITS NOMINEE IN THE BLANK SPACE PROVIDED OR COMPLETE ANOTHER PROXY. *THE COMPLETED PROXY SHOULD BE DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, SUITE 10TH FLOOR, 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B8 OR WITH THE OFFICE OF THE COMPANY AT SUITE 704, 525 SEYMOUR STREET, VANCOUVER, BRITISH COLUMBIA, V6B 3H7 (THE "OFFICE") AT LEAST FORTY-EIGHT (48) HOURS BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.***

The Proxy must be signed by the Member or by his/her/its attorney in writing, or, if the Member is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A Member who has given a Proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the Member or by his/her attorney authorized in writing or, if the Member is a corporation, it must either be under its common seal or signed by a duly authorized officer and deposited with either the Office or Pacific Corporate Trust Company at their addresses set out herein at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the Proxy is to be used or to the Chairman of the Meeting on the day of the Meeting or any adjournment of it.

THE SHARES REPRESENTED BY PROXY WILL BE VOTED OR WITHHELD FROM VOTING BY THE PROXY HOLDER IN ACCORDANCE WITH THE INSTRUCTIONS OF THE MEMBER ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF THE MEMBER SPECIFIES A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES WILL BE VOTED ACCORDINGLY.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this Information Circular, Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of fifty million (50,000,000) common shares without par value.

As of May 6, 2002, 3,539,768 common shares of the Company were and are issued and outstanding, each share carrying the right to one vote. Only those Members of record on May 6, 2002 holding common shares shall be entitled to vote at the forthcoming Meeting or any adjournment thereof in person or by Proxy.

To the knowledge of the directors and officers of the Company [1], only the following own, directly or indirectly, or exercise control or discretion over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name of Member	Number of Shares	Percentage of Issued and Outstanding
CDS & Co.[2] Toronto, Ontario	2,692,395	76.06%

Notes:
(1) the above information was supplied by Pacific Corporate Trust Company and Management of the Company; and
(2) Management of the Company is unaware of the beneficial owners of the shares registered in the name of CDS & Co.

INFORMATION CONCERNING NOMINEES SUBMITTED BY MANAGEMENT

Name, Country of Ordinary Residence and Other Positions, if any, held with the Company	Date First Became a Director	Number of Shares Beneficially Owned Directly or Indirectly[1]	Principal Occupation and if not at Present an Elected Director, Occupation During the Past Five (5) Years
Peter S. Bryant Canada *President and Director*	February 14, 1990	221,392[2]	President of the Company
John A. Kuehne Canada *Director*	June 23, 2000	Nil	Partner – Alliance Corporate Services Inc. Management Consultant – Hayes Stewart Little & Co. Treasurer Controller and CFO – Doman Industries Limited
William Chornobay Canada *Director*	February 14, 1990 – April 29, 1998 July 29, 1998 - present	9,327	Self-employed businessman
R. Flynn Marr Canada *Director*	February 16, 2000	Nil	Self-employed Businessman
Robert McIntosh Canada *Director*	February 15, 2002	Nil	Vice-President of Exploration for the Company

Notes:

(1) the number of shares beneficially owned by nominees for directors, directly or indirectly, as of the date hereof is based on information furnished by the nominees themselves;

(2) represents free-trading shares owned directly

Audit Committee

Pursuant to the *Company Act*, R.S.B.C. 1996, C. 62, as amended (the "*Company Act*"), a reporting company is required to elect an Audit Committee comprised of not fewer than three directors, of whom a majority shall not be officers or employees of the Company or an affiliate of the Company. The Audit Committee's functions are to monitor overall adherence to Company policy, the effectiveness of the Company's internal audit personnel and their audit activities and to meet with the Company's accountants and auditors on financial and audit matters, as appropriate. Presently, Messrs. Peter Bryant, John Kuehne and Flynn Marr are members of the Company's Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

The Company's fiscal year end of the Company is December 31 in each calendar year.

Pursuant to Form 41 of the Regulation to the British Columbia *Securities Act*, R.S.B.C. 1996, c. 418 (the "*Securities Act*"), the Company is a "small business issuer", which is defined as a company that:

- had revenues of less than $25,000,000 in its last completed financial year;
- is not a non-redeemable investment fund or mutual fund;
- has a public float of less than $25,000,000; and

if it is a subsidiary of another company, that other company is also a small business issuer.

For the purpose of this Information Circular:

"executive officer" of the Company means an individual who at the time during the year was the chairman or vice-chairman of the board of directors, where such person performed the functions of such office on a full-time basis, the president, any vice-president in charge of a principal business unit such as sales, finance or production, or any officer of the Company or of its subsidiary or other person who performed a policy-making function in respect of the Company;

"equity security" means securities of a company that carry a residual right to participate in earnings of that company and, upon liquidation or winding up of that company, its assets;

"Option" means all options, share purchase warrants and rights granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment.

"Public Float" means the aggregate of the market value of each class of equity securities of a company, excluding securities that are beneficially owned, directly or indirectly, or over which control or direction is exercised by persons or companies that alone, or together with their respective associates and affiliates, beneficially own or exercise control or direction over more than 10% of the issued and outstanding equity securities of a company.

"LTIP" means a long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the company or an affiliate of the company, the price for the company's securities, or any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

"SAR" means a stock appreciation right, which is a right, granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

Named Executive Officers

The Company has one Named Executive Officer, being Mr. Peter Bryant, the President of the Company. In addition, the below table includes Mr. Brian Leuck who was the former President of the Company. Mr. Leuck resigned as President of the Company effective April 16, 1999.

The following table is a summary of the compensation paid to the chief executive officer of the Company and each executive officer who earned over $100,000 in total salary and bonuses during the three (3) most recently completed financial years, for services rendered to the Company.

Summary Compensation Table

Name and Principal Position[(1)]	Fiscal Year End	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Peter Bryant	2001	$36,000[(2)]	Nil	Nil	Nil[(3)]	Nil	Nil	Nil
President	2000	$36,000[(2)]	Nil	Nil	60,000 [(4)]	Nil	Nil	Nil
	1999	$30,000[(2)]	Nil	Nil	Nil	Nil	Nil	Nil
Brian Leuck [(5)]	2001	N/A	Nil	Nil	N/A	Nil	Nil	Nil
Former President	2000	N/A	Nil	Nil	N/A	Nil	Nil	Nil
and Director	1999	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) Refer to the disclosure above the Summary Compensation Table for a description of the Company's Named Executive Officer

(2) Pursuant to a Management Services Agreement dated February 5, 1992, and renewed by agreement dated January 1, 1996 Pineview Enterprises Ltd. provides management services to the Company as well as providing office, administrative, secretarial and bookkeeping services for a fee of $2,500 per month, plus reimbursement of the Company's pro rata share of the costs of the office space and equipment and other services at cost. This Agreement expired on December 31, 1998, and has been continuing on a monthly basis at $3,000 per month. Pineview is owned 50% by Peter S. Bryant, President and a director of the Company and 50% by his wife.

(3) The Company did not grant Mr. Bryant an option agreement during the financial year ended 2001. However, subsequent to the financial year end, being January 18, 2002, the Company granted Mr. Bryant an option agreement to purchase up to 75,000 common shares at the exercise price of $0.15 per share until January 16, 2007

(4) On June 23, 2000 the Company granted Mr. Bryant an option for the right to purchase up to 60,000 common shares at the exercise price of $0.15 per share until June 23, 2005, however, this option was cancelled by the Company effective August 31, 2001

(5) Mr. Brian Leuck resigned as President and a director of the Company effective April 16, 1999.

Long-Term Incentive Plans - Awards in most recently completed Financial Year

During its most recently completed financial year the Company has not awarded or instituted any LTIP's in favour of its Named Executive Officer.

Option/SAR Grants during the most recently completed Financial Year

During its most recently completed financial year, no following Options or SAR'S were granted in favour of the Company's Named Executive Officer and the existing stock option outstanding to the Named Executive Officer was cancelled.

However, subsequent to the most recently completed financial year, the following Options or SAR'S were granted in favour of the Company's Named Executive Officer:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Peter Bryant	75,000	60%	$0.15	$0.15	January 16, 2007

Aggregate Option/SAR Exercises during the most recently completed Financial Year and Financial Year End Option/SAR Values

During the financial year end no Options or SAR's were exercised by the Named Executive Officer of the Company.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Other than as set forth elsewhere in this Information Circular, there are no arrangement for compensation of the Named Executive Officer, or other directors of the Company, in the event of termination of employment, changes in responsibilities and/or employment contracts, or in the event of change of control of the Company.

COMPENSATION OF DIRECTORS

For the Company's most recently completed fiscal year:

(a) no compensation of any kind was accrued, owing or paid to any of the Company's directors for acting in their capacity as such;

(b) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's directors for acting in their capacity as such;

(c) no compensation of any kind was accrued, owing or paid to any of the Company's directors for services rendered to the Company as consultants or experts; and

(d) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's directors for services rendered, or proposed to be rendered, to the Company as consultants or experts.

Option/SAR Granted/Outstanding during the most recently completed Financial Year

During the financial year end, no Options were granted in favour of its directors, not including the Named Executive Officer (refer to "Statement of Executive Compensation" under the sub-heading "Option/SAR Grants during the most recently completed Financial Year End" for particulars of Options granted to the Named Executive Officer").

Subsequent to the financial year end, the following Options were granted in favour of its directors and officers, not including the Named Executive Officer (refer to "Statement of Executive Compensation" under the sub-heading "Option/SAR Grants during the most recently completed Financial Year End" for particulars of Options granted to the Named Executive Officer"):

Name	Securities Under Option/SARs Granted	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Date of Grant	Expiry Date
William Chornobay	75,000	60%	$0.15	$0.15	January 18, 2002	January 16, 2007
John Kuehne	50,000	40%	$0.15	$0.15	January 18, 2002	January 16, 2007
Flynn Marr	25,000	20%	$0.15	$0.15	January 18, 2002	January 16, 2007
Terrance King	25,000	20%	$0.15	$0.15	January 18, 2002	January 16, 2007
Robert McIntosh	40,000	100%	$0.22	$0.22	February 15, 2002	February 14, 2007

Aggregate Option/SAR Exercises during the most recently completed Financial Year and Financial Year End Option/SAR Values

During the financial year end, no Options or SAR's were exercised by the Directors of the Company (not including the Named Executive Officer refer to "Statement of Executive Compensation" under the sub-heading "Option/SAR Exercises during the most recently completed Financial Year End" for particulars of Options granted to the Named Executive Officer").

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or officers of the Company, or any subsidiary thereof (if any), or any associates or affiliates of any of them, is or has been indebted to the Company at any time during the last three (3) completed fiscal years of the Company, in connection with the purchase of securities of the Company, or any subsidiary thereof (if any), or otherwise. There has been no indebtedness the subject of a guarantee, support agreement, letter of credit or other arrangement provided by the Company or any subsidiary thereof (if any).

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as otherwise disclosed herein, none of the directors or officers of the Company, or any associate or affiliate of such person or company, has any material interest, direct or indirect, in any transaction during the past year or any proposed transaction which has materially affected or will materially affect the Company.

Management Services Agreement

The Company entered into a Management Services Agreement with Pineview Enterprises Ltd. ("Pineview") dated February 5, 1992 which was renewed by agreement dated January 1, 1996. Under the terms of the agreement, Pineview would provide management services to the Company as well as office space and administrative, secretarial and bookkeeping services for a fee of $2,500 per month plus reimbursement of the Company's pro rata share of the costs of office space and equipment and other services at cost. The agreement expired on December 31, 1998, and has been continuing on a monthly basis at $3,000 per month. Pineview is owned 50% by Peter S. Bryant, the President and a director of the Company and 50% by his wife.

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Directors' Report to Members and Financial Statements

The Directors' Report to Members, audited financial statements of the Company for the fiscal year ending December 31, 2001 (the "Financial Statements") and the Auditor's Report thereon will be presented to Members at the Meeting. The Directors' Report to Members, Financial Statements and Auditor's Report are being mailed to Members of record with this Information Circular. Copies of the Directors' Report to Members, Financial Statements, Auditor's Report, Notice of Annual General Meeting of Members, Information Circular and Proxy will also be available from either the Office or Pacific Corporate Trust Company.

Appointment and Remuneration of Auditors

The persons named in the enclosed Proxy will vote for the appointment of Jung & Lee, Chartered Accountants, as auditors for the Company to hold office until the next annual general meeting of the Members, at a remuneration to be fixed by the Company's Board of Directors.

Election of Directors

The persons named in the enclosed Proxy intend to vote for the election of a Board of Directors comprised of five (5) persons. The names of further nominees for directors may come from the floor at the Meeting.

The Company has received no nominations for directors pursuant to provisions of the *Company Act* as set out in the Advance Notice of Meeting, published in The Vancouver Sun newspaper on April 25, 2002.

Each director elected will hold office until the next annual general meeting or until his successor is duly elected, unless his office is earlier vacated, in accordance with the Articles of the Company.

Reference is made to the heading above "Information Concerning Nominees Submitted by Management" for particulars relating to nominees for director.

Private Placement

The Company may wish to raise additional working capital to provide for adequate funding for its ongoing business plans and for general corporate purposes. In order to do so, Management may wish to complete a private placement of its securities. Any negotiation and completion of a private placement by the Company may result in the issuance by the Company of in excess of 20% of its then issued and outstanding share capital. Member approval is required at any time when an issuer seeks to issue 20% or more of its share capital. To save the Company from the time and expense of calling a further general meeting, Members will be asked to consider an ordinary resolution, in the general form, to authorize the directors to negotiate and conclude negotiations for the sale of the Company's securities by way of private placement, and to allot and issue such securities to the purchasers thereof.

Completion of any proposed private placement by the Company will be subject to regulatory approval. Further, any securities to be issued from the Company's treasury will be subject to applicable hold periods as prescribed by the *Securities Act* and the Canadian Venture Exchange.

Incentive Stock Options Granted Subsequent to Financial Year End

Members will be asked to approve the granting of Options to the following "Insiders" to purchase shares of the Company, which were granted subsequent to the financial year end and approved by the TSX Venture Exchange (formerly called the Canadian Venture Exchange), as follows:

Name	Securities Under Option/SARs Granted	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Date of Grant	Expiry Date
Peter Bryant	75,000	60%	$0.15	$0.15	January 18, 2002	January 16, 2007
William Chornobay	75,000	60%	$0.15	$0.15	January 18, 2002	January 16, 2007
John Kuehne	50,000	40%	$0.15	$0.15	January 18, 2002	January 16, 2007
Flynn Marr	25,000	20%	$0.15	$0.15	January 18, 2002	January 16, 2007
Terrance King	25,000	33%	$0.15	$0.15	January 18, 2002	January 16, 2007
Robert McIntosh	40,000	100%	$0.22	$0.22	February 15, 2002	February 14, 2007

Future Options

Members will be asked to approve the granting of future Options to purchase shares of the Company in amounts and at prices acceptable to the regulatory authorities having jurisdiction, the renegotiation of existing Options in amounts and at prices acceptable to the regulatory authorities having jurisdiction, and the issuance of shares upon the exercise of such Options.

If an Option is granted to an Insider, Member approval must also be obtained prior to the exercise of the Option. "Insider", as defined in the *Securities Act*, includes directors, senior officers and holders of greater than 10% of a company's issued share capital. Options to employees, management company employees or consultants who are not Insiders do not require Member approval.

The shares of the Company are presently listed on the Canadian Venture Exchange. The present policy of the Canadian Venture Exchange with respect to the granting of Options by the Company is, inter alia:

- the aggregate number of shares that may be reserved for issuance pursuant to Options shall not exceed 10% of the issued shares of the Company at the time of granting, unless the grant is under a stock option plan which has been accepted by the Exchange. Please note that the Company has not adopted a stock option plan;

- the aggregate number of shares that may be reserved for issuance to any one individual pursuant to an Option shall not exceed 5% of the issued shares of the Company at the time of granting;

- the aggregate number of shares that may be reserved for issuance to consultants shall not exceed 2% of the issued shares of the Company at the time of granting;

- Options may be granted for a period of up to five years;

- the minimum exercise price of an Option shall be the greater of $0.10 or the Discounted Market Price. "Discounted Market Price" is defined by the Exchange as the Market Price less the applicable discount. "Market Price", subject to certain exceptions, means the last closing price of a company's shares on the trading day before the grant of Options;

- if Options are granted within ninety (90) days of a distribution by prospectus, then the minimum exercise price of the Option shall be the greater of the Discounted Market Price or the per share price paid by the public investors for the shares acquired by them during the distribution;

- all shares issued upon the exercise of Options must be legended with a four (4) month Exchange hold period from the date the stock options are granted;

- no more than one Option may be granted to the same individual at any one time;

- an Option may be amended as to its exercise price only provided that at least six (6) months have elapsed since the later of the date of granting of the Option, or the date the Option exercise price was last amended, or the date the company's shares commence to trade on the Exchange; and

- an Option may be fully renegotiated provided that at least one (1) year has passed since its original granting.

The purpose of the above resolution in the general form is to save the Company from the time and expense of calling a further meeting of its Members to approve Options granted, renegotiated and/or exercised between now and the date of the Company's next annual general meeting.

Acts and Deeds of Directors

Shareholders will be asked to confirm, ratify and approve all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on behalf of the Company during the preceding year.

Recommendation of the Company's Directors

The directors have reviewed and considered all facts respecting the foregoing matters which they have considered to be relevant to Members. It is the unanimous recommendation of the Company's directors that Members vote for passage of the foregoing Resolutions.

OTHER MATERIAL FACTS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgement of the persons voting by proxy.

DATED at Vancouver, British Columbia, on the 10th day of May, 2002.

BY ORDER OF THE BOARD
PROSPECTOR CONSOLIDATED RESOURCES INC.

"Peter Bryant"

Peter Bryant, President

BCSC
British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor. Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED Y	M	D	DATE OF REPORT Y	M	D
PROSPECTOR CONSOLIDATED RESOURCES INC	2001	12	31	2002	05	10

ISSUER ADDRESS
SUITE 704, 525 SEYMOUR STREET

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	B.C.	V6B 3H7	(604) 687-6830	(604) 687-8863

CONTACT PERSON	CONTACT POSITION	CONTACT TELEPHONE. NO.
PETER BRYANT	PRESIDENT	(604) 687-8863

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
pbryant@prospectorint.com	www.prospectorint.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
sgnd *"Peter Bryant"*	PETER BRYANT	2002	05	10
sgnd *"John Kuehne"*	JOHN KUEHNE	2002	05	10

ATTACHMENTS

	Yes	No
Schedule A: Financial Statements	[X]	[ ]
Schedule B: Supplementary Information	[X]	[ ]
Schedule C: Management Discussion and Analysis	[X]	[ ]

PROSPECTOR CONSOLIDATED RESOURCES INC.
(Formerly Prospector International Resources Inc.)

Report and Financial Statements

December 31, 2001 and 2000

A Partnership of
Professional Corporations
In Association With

HENRY JUNG, C.A.
KENNETH Y. LEE, C.A.

JUNG & LEE
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Prospector Consolidated Resources Inc.
(formerly Prospector International Resources Inc.)

We have audited the balance sheets of Prospector Consolidated Resources Inc. (formerly Prospector International Resources Inc.) as at December 31, 2001 and 2000 and the statements of deferred exploration costs, loss and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, B.C.
April 10, 2002, except as to
Note 13 which is as of April 16, 2002

Jung & Lee
Chartered Accountants

SUITE 550 - 1130 WEST PENDER STREET, VANCOUVER, B.C. V6E 4A4 TEL: (604) 688-5671 FAX: (604) 688-8479

PROSPECTOR CONSOLIDATED RESOURCES INC.
(Formerly Prospector International Resources Inc.)
Balance Sheets
As at December 31, 2001 and 2000

	2001	2000
ASSETS		
Current		
Cash	$ 113,653	$ 17,474
Accounts receivable	-	3,667
Other receivables - Note 12	-	35,000
Prepaid expenses	750	3,250
	114,403	59,391
Capital assets - Note 4	13,832	15,682
Resource properties - Note 5	119,478	89,945
	$ 247,713	$ 165,018
LIABILITIES		
Current		
Accounts payable	$ 64,606	$ 83,221
SHAREHOLDERS' EQUITY		
Capital Stock - Note 6	7,540,711	7,320,281
Contributed surplus	5,250	-
Deficit	(7,362,854)	(7,238,484)
	183,107	81,797
	$ 247,713	$ 165,018

Approved by the Board:

"Peter Bryant ____________, *Director*
Peter Bryant

"John Kuehne" ____________, *Director*
John Kuehne

See accompanying notes to the financial statements

PROSPECTOR CONSOLIDATED RESOURCES INC.
(Formerly Prospector International Resources Inc.)
Statements of Deferred Exploration Costs
For the Years Ended December 31, 2001 and 2000

	2001	2000
Expenditures		
Consulting services	$ 6,500	$ 19,500
Geological	2,028	33,684
Supplies and miscellaneous	-	8,817
Property maintenance	1,905	22,815
Transportation and field expenses	-	43,168
Exploration costs incurred during the year	10,433	127,984
Deferred exploration costs, beginning of the year	71,646	421,308
Recoveries of deferred exploration costs - Note 12	(901)	(63,326)
Write-off of deferred exploration costs	-	(414,320)
Deferred exploration costs, end of the year	$ 81,178	$ 71,646

See accompanying notes to the financial statements

PROSPECTOR CONSOLIDATED RESOURCES INC.
(Formerly Prospector International Resources Inc.)
Statements of Loss and Deficit
For the Years Ended December 31, 2001 and 2000

	2001	2000
Interest and miscellaneous income	$ 685	$ 4,688
Expenses		
Amortization	3,134	4,380
Bad debts	-	13,683
Corporate development	7,331	2,719
Filing and transfer agent fees	13,211	13,694
Equipment rental	2,006	2,054
Interest and bank charges	428	485
Legal and accounting	33,559	25,786
Management fees	36,000	36,000
Office and miscellaneous	5,308	8,395
Professional services	6,784	640
Property investigation	6,000	-
Rent	8,111	9,350
Telephone	1,189	1,254
Travel and promotion	1,994	2,904
	125,055	121,344
Loss before other items	(124,370)	(116,656)
Write-off of resource property costs	-	(315,827)
Write-off of deferred exploration costs	-	(414,320)
Write-down of investments	-	(1,225)
Aborted acquisition	-	(42,000)
Net loss for the year	(124,370)	(890,028)
Deficit, beginning of the year	(7,238,484)	(6,348,456)
Deficit, end of the year	$(7,362,854)	$(7,238,484)
Basic and diluted loss per share	$(0.10)	$(1.02)
Basis and diluted weighted average number of shares outstanding	1,200,300	871,471

See accompanying notes to the financial statements

PROSPECTOR CONSOLIDATED RESOURCES INC.
(Formerly Prospector International Resources Inc.)
Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
Operating activities		
Net loss for the year	$(124,370)	$(890,028)
Item not involving movement of cash		
- Amortization	3,134	4,380
- Write-off of resource property costs	-	315,827
- Write-off of deferred exploration costs	-	414,320
- Write-down of investments	-	1,225
	(121,236)	(154,276)
Net change in non-cash working capital balances *	79,231	(21,930)
	(42,005)	(176,206)
Investing activities		
Exploration costs incurred	(10,433)	(127,984)
Recovery of resource property costs	901	63,326
Purchase of capital assets	(1,284)	-
	(10,816)	(64,658)
Financing activities		
Shares issued for cash	149,000	272,721
Shares allotted, not yet issued	-	(11,500)
Loan proceeds (repayments)	-	(8,000)
	149,000	253,221
Increase in cash, during the year	96,179	12,357
Cash, beginning of the year	17,474	5,117
Cash, end of the year	$ 113,653	$ 17,474

* Comprised of changes in accounts receivable, other receivables, prepaid expenses and accounts payable.

Supplemental disclosure of non-cash investing and financing activities

	2001	2000
Shares issued for resource properties	$ 20,000	$ 15,000
Shares issued to settle debt	56,680	-
	$ 76,680	$ 15,000

See accompanying notes to the financial statements

1. Nature of Operations

The Company is in the process of exploring its interests in resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred costs is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition thereof.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affects the amounts reported in the financial statements and the accompanying notes. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements necessarily involves the use of estimates which have been made using careful judgement. Significant estimates used in the financial statements include the estimates of the life and realization of resource properties. The amounts the Company will ultimately recover could differ materially for current estimates.

The financial statements have, in management opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Marketable Securities

Marketable securities are recorded at the lower of cost and the quoted market value.

Capital Assets

Capital assets are recorded at cost and the Company provides for amortization computed under the declining balance method at the following rates:

Computer hardware and software	30% per annum
Field equipment	30% per annum
Office equipment	20% per annum
Vehicles	30% per annum

Resource Property Acquisition and Deferred Exploration Expenses

Costs relating to the acquisition, exploration and development of resource properties are capitalized by the Company. When production is attained, the costs will be amortized based on a method relating recoverable reserves to production. Non-producing resource properties that the Company abandons its interest in are written-off in the year of abandonment.

The recoverability of amounts recorded for resource properties is reviewed on a regular basis and written down to the net recoverable amount if the long term expectation is that the net carrying amount will not be recovered.

2. Summary of Significant Accounting Policies - cont'd

Land Reclamation Costs

During the course of acquiring and exploring potential mining properties the Company must comply with government regulated environmental evaluation, updating and reclamation requirements. The costs of complying with these requirements are capitalized as incurred until such time as the properties are put into commercial production, at which time the costs incurred will be charged to operations on a unit-of production basis over the estimated mine life. Upon abandonment or sale of a property all deferred costs relating to the property will be expensed in the year of such abandonment or sale. The cost and extent of future site cleanup, reclamation or remediation cannot be determined at this time and no amount has been recorded in these financial statements.

Values

The amounts shown for resource properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future values.

Foreign Exchange

The accounts recorded in foreign currencies have been translated into Canadian dollars on the following basis:
- monetary assets and liabilities at the rate of exchange in effect at the balance sheet date;
- non-monetary assets and liabilities at the rates of exchange in effect on the respective dates of transactions;
  and
- revenues and expenses at average rates of exchange for the year.

Stock-based compensation

The company grants stock options to directors and employees. No compensation expense is recognized when stock or stock options are issued to employees. Any consideration paid by employees on the exercise of stock options is credited to capital stock.

Income Taxes

The company accounts of income taxes using the liability method. Under this method, future income tax assets and liabilities are determined based on temporary differences between the accounting basis and the tax basis of assets and liabilities. These temporary differences are measured using substantively enacted income tax rates. Future tax benefits are recognized to the extent that realization of such benefits is considered more likely than not. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in earnings in the period that the change occurs.

2. Summary of Significant Accounting Policies - cont'd

Earnings (Loss) Per Share

During the current year, the Company retroactively adopted the new recommendations of the CICA with respect to the computation of basic and diluted earnings (loss) per share. Under the new standards, the treasury stock method is used in determining the dilutive effect of options and warrants. Previously, the inputted earnings approach was used. For the years presented, the calculation of diluted earnings (loss) per share proved to be anti-dilutive.

3. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, other receivables, and accounts payable, the fair values of which approximate their carrying values. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

4. Capital Assets

	2001			2000
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Computer hardware and software	$ 14,580	$ 11,377	$ 3,203	$ 2,799
Field equipment	24,191	20,081	4,110	5,872
Office equipment	3,044	2,154	890	1,113
Vehicles	4,485	3,856	629	898
Land	5,000	-	5,000	5,000
	$ 51,300	$ 37,468	$ 13,832	$ 15,682

5. Resource Properties

The Company's resource properties consist of:

	2001	2000
Acquisition costs	$ 38,300	$ 18,300
Deferred exploration costs	81,178	71,645
	$ 119,478	$ 89,945

5. Resource Properties

Whitehorse Mining District, Yukon - Prime Properties

Coffee Creek Claims

In 1999, the Company entered into an option agreement to acquire a 70% interest in one of six different mineral claim groups. The Company can exercise the option for the following consideration:

- incurring exploration expenditures of at least $52,000 on the six claims blocks by October 18, 1999 (expended);
- incurring additional exploration expenditures of at least $120,000 (amended to $60,000) on the six claim blocks between January 1, 2000 and October 31, 2000 (expended);
- delivering a written notice identifying the property in which the Company desires to acquire the 70% interest by November 1, 2000; (extended to January 31, 2001 and Coffee Creek claims identified on that date);
- issuance of 100,000 common shares of the Company on November 1, 2000 (issued);
- payment of $100,000 on June 1, 2001 (amended to December 31, 2002 in consideration of issuance of an additional 100,000 common shares). Payment subsequently changed to 100,000 common shares (Note 13);
- incurring sufficient additional exploration expenditures to obtain a preliminary feasibility report by August 18, 2007; and
- issuance of an additional 1,000,000 common shares of the Company and payment of an additional $1,000,000 within the earlier of 30 days after receipt of the preliminary feasibility report and August 18, 2007, subject to regulatory approval.

Rude Creek Claims

In the 2001 year, the Company also entered into an option agreement to acquire a 70% interest in 16 additional mineral claims upon payment of the following consideration:

- issuance of 100,000 common shares regulatory acceptance (issued);
- issuance of an additional 100,000 common shares by March 21, 2002; and
- incurring sufficient exploration expenditures by March 9, 2007 to obtain a preliminary feasibility report.

The optionor of both the Coffee Creek claims and the Rude Creek claims is a syndicate whose members include directors of the Company. The Rude Creek option was terminated subsequent to December 31, 2001.

5. Resource Properties - cont'd

Total acquisition costs of the Coffee Creek and Rude Creek claims:

	2001	2000
Cash payments	$ 3,300	$ 93,300
Issuance of shares	35,000	110,000
	38,300	203,300
Write-off of acquisition costs	-	(185,000)
	$ 38,300	$ 18,300

6. Capital Stock

Authorized: 50,000,000 common shares without par value

	2001		2000	
	Number of Shares	Amount	Number of Shares	Amount
Issued and outstanding:				
Beginning balance	8,912,656	$ 7,320,281	6,429,490	$7,032,560
Share consolidation	X 1/9	-	-	-
	990,295	7,320,281	6,429,490	7,032,560
Issued for cash				
Private placements	1,325,000	132,500	1,800,000	180,000
Exercise of stock options	-	-	200,000	30,000
Exercise of warrants	16,666	16,500	383,166	62,721
Issued for resource properties	22,222	20,000	100,000	15,000
Issued for settlement of debt	566,800	56,680	-	-
Issued during the year	1,930,688	225,680	2,483,166	287,721
Cancellation of escrow shares	(1,215)	(5,250)	-	-
Ending balance	2,919,768	$ 7,540,711	8,912,656	$7,320,281

Private Placements

During the 2001 year, the Company issued 1,325,000 common shares at $0.10 per share, with 1,325,000 non-transferrable share purchase warrants attached. The warrants entitled the holders to purchase an additional 1,325,000 common shares at $0.10 per share until November 30, 2003.

6. Capital Stock - cont'd

Private Placements

During the 2000 year, the Company issued 1,100,000 common shares at $0.10 per share, with 1,100,000 non-transferable share purchase warrants attached. The warrants entitled the holders to purchase an additional 1,100,000 common shares at $0.11 per share until May 31, 2001.

During the 2000 year, the Company issued 700,000 flow-through common shares at $0.10 per share, with 700,000 non-transferable share purchase warrants attached. The warrants entitled the holder to purchase an additional 700,000 non flow-through common shares at $0.11 per share until June 30, 2001.

Cancellation of Escrow Shares

The remaining issued common shares subject to escrow restrictions were cancelled during the 2001 year and their issue price was recorded in contributed surplus.

7. Warrants

Outstanding warrants at December 31, 2001 entitle the holder to purchase up to the following number of shares of the Company:

- 105,556 common shares at $0.99 per share until May 31, 2002; and
- 1,325,000 common shares at $0.10 per share until November 30, 2003.

8. Related Party Transactions

Management fees of $36,000 (2000 - $36,000) were charged by a company controlled by a director and an officer of the Company.

The Company paid $6,500 (2000 - $19,500) to a company controlled by a member of the family of a director for consulting services with respect to the Company's Yukon mineral properties.

The Company's option agreements for the Prime Properties mineral claims (Note 5) entitle it to acquire an interest in claims from a private syndicate whose members include directors of the Company and companies controlled by them. A payment of $20,000, comprised of the issuance of 200,000 common shares (22,222 post-consolidation shares), was made to the syndicate during the 2001 year (2000 - $15,000).

A total of $9,000 for property investigation and professional services rendered was paid to a company controlled by a director (2000 - Nil).

Transaction with related parties noted above were in the normal course of business and were measured at the exchange rate which was the amount of consideration established and agreed to by the related parties.

9. Commitments

The Company has agreed to pay $3,000 per month for management services, on a month-to-month basis, to a company controlled by a director and an officer of the Company. Also, commencing April 1, 2002, a monthly fee of $4,000 for geological services is to be paid to an office for a minimum period of six months.

The Company is committed to pay $10,200 under operating leases for rent of office premises and equipment during the year ended to December 31, 2002.

10. Income Taxes

The Company has experienced non-capital losses which are deductible against future income taxes payable and expire as follows:

Year ended December 31-	
2002	$ 167,700
2003	568,200
2004	560,800
2005	150,500
2006	174,600
2007	154,300
2008	121,100
	$ 1,897,200

The Company also has approximately $330,000 of eligible Canadian Exploration Expenditures available to apply against future income taxes payable. No future tax benefit has been recognized in the accounts with respect to the non-capital losses and the Canadian exploration expenses.

11. Segmented Information

The Company's principal activity is the exploration and development of mineral properties in Canada and Africa. Corporate administrative activities are primarily conducted in Canada with mineral property costs incurred in both areas.

	Canada	Africa	Other	Total
December 31, 2001				
Loss for the year	$ 124,370	$ -	$ -	$ 124,370
Identifiable assets	$ 247,713	$ -	$ -	$ 247,713
December 31, 2000				
Loss for year	$ 455,865	$ 434,163	$ -	$ 890,028
Identifiable assets	$ 165,018	$ -	$ -	$ 165,018

12. Government Assistance

Periodic applications for financial assistance are made under available government incentive programs related to exploration expenditures incurred in the Yukon Territory. Amounts earned and received from the incentive programs are non-repayable and are recorded as recoveries of exploration costs incurred. Amounts recorded are comprised of:

	2001	2000
Yukon Mineral Exploration Tax Credits	$ -	$ 47,326
Yukon Mining Incentive Program	-	16,000
	$ -	$ 63,326

A total of $19,000 for Yukon Mineral Exploration Tax Credits and $16,000 from the Yukon Mining Incentive Program earned in 2000 were recorded as Other Receivables at December 31, 2000.

13. Subsequent Events

Resource Property Acquisitions

In January 2002, the Company entered into an agreement to acquire a 100% interest in a block of mineral claims located in the Otish Mountain diamond area of Quebec. As consideration for the claims the Company has paid $25,000 and issued 200,000 common shares. The claims are subject to a 2% gross over-riding royalty on diamond production and a 2% net smelter royalty on the production of any other commodity, with a $15,000 annual advance royalty to be paid commencing January 16, 2003. In connection with the agreement, the Company also issued 20,000 common shares and paid $2,500 for a finder's fee.

In January 2002, the Company entered into an agreement whereby it may acquire a 60% interest in a mineral property located in the Great Bear Lake area of the Northwest Territories upon payment of $35,000, the issuance of 50,000 common shares and incurring exploration expenditures of at least $150,000 on the property by December 31, 2002. Thereafter, the Company will be required to incur additional exploration expenditures totalling $150,000 by May 1, 2004 and further $600,00 by May 1, 2005.

In April 2002, the Company entered into an agreement whereby it may acquire a 100% interest in a block of mineral claims located within the McVicar Lake Greenstone Belt in the Uchi Subprovince of Ontario. Consideration for the acquisition is the initial payment of $45,000, plus 200,000 common shares, staged cash payments totalling $210,000 over four years commencing December 31, 2003, the expenditure of $1,350,000 in exploration on the claims over the next four years (of which $150,000 is to be spent by November 1, 2002), payment of $55,000 for a report on the property, and the issuance of an additional 500,000 common shares upon completion of a preliminary feasibility report on the property. A finders fee of 50,000 common shares is also to be paid by the Company.

13. Subsequent Events - cont'd

Private Placement

In April 2002, a private placement was arranged for 760,000 shares at a price of $0.21 per share, with 760,000 non-transferable warrants attached. The warrants entitle the holders to acquire an additional 760,000 common shares of the Company at $0.25 per share for a period of two years.

Stock Options

In January 2002, the Company granted stock options entitling the purchase of up to 275,000 common shares at $0.15 per share until January 16, 2007.

In February 2002, the Company granted stock options entitling the purchase of up to 40,000 common shares at $0.22 per share until February 14, 2007.

Other

In February 2002, the Company agreed to pay $16,146 for an airborne survey of the Otish Mountain claims.

In March 2002, the option agreement to acquire a 70% interest in the Rude Creek claims (Note 5) was terminated.

In March 2002, an additional 100,000 common shares were issued under the agreement to acquire a 70% interest in the Coffee Creek claims (Note 5).

PROSPECTOR CONSOLIDATED RESOURCES INC.

Quarter Ended December 31, 2001
Schedule B: Supplementary Information

1. *Analysis of Expenses and Deferred Costs*

   See accompanying financial statements

2. *Related Party Transactions*

   See Note 8 of the accompanying financial statements

3. *Summary of Securities Issued and Options Granted During the Year*

   See Note 6 of the accompanying financial statements

4. *Summary of Securities as at December 31, 2001*

   See Note 6 of the accompanying financial statements

5. *Directors and Officers*

   Directors
   Peter Bryant – President
   Flynn Marr
   William Chornobay
   John Kuehne
   Robert McIntosh

   Officers
   Terrence King – Secretary (not a director)

Schedule C: Management Discussion

See President's Report